December 10, 1999


Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business Review
450 5th Street NW - Room 3112
Mail Stop 0304
Washington, DC   20549

Attn:     Barbara Jacobs, Deputy Chief

RE:  S.M.A. Real Time Inc.
     Registration Statement on Form SB-2
     File No. 333-82581


Dear Ms. Jacobs:

As counsel for S.M.A. Real Time Inc., we respectfully request withdrawal of the above captioned registration.

The withdrawal request is being made because Dirks & Company, Inc., as representative of the underwriters, has informed S.M.A. that it would not be able to achieve sufficient sales of the registered securities to satisfy the firm commitment requisites necessary for a closing.

We wish to convey our sincere thanks to the SEC staff for the extremely knowledgable and courteous assistance with respect to this registration.


                              Very truly yours,

                              STEPHEN M. ROBINSON, P.A.



                              By:  Stephen M. Robinson
SMR:cab
encls.
cc:   Nasdaq-Amex Market Group - Attn:  Robert J. McCormick
        Senior Analyst Listing Qualifications
      National Association of Securities Dealers, Inc. -
        Attn:  Paul Russell
      Orrick Herrington & Sutcliffe - Attn:  Michael Zeidel, Esq.
      S.M.A. Real Time Inc. - Attn:  Michael Morrissey, President